SUB-ITEM 77Q2

Based solely on a review of the copies of Forms 3, 4 and 5 and amendments thereto furnished to MFS Government Markets Income Trust (the Trust) with respect to its most recent fiscal year for Trustees, directors and certain officers of each Trust and MFS and greater than ten percent beneficial owners, the Trust believes all Section 16(a) requirements were made on a timely basis, except for the following filings: Peter Vaream (Former Portfolio Manager) made a Form 3 (Initial Statement of Beneficial Ownership) filing for the Trust on January 11, 2006; Joseph C. Flaherty, Jr. (Former Portfolio Manager) made a Form 3 filing for the Trust on December 5, 2005; Elaine R. Smith (Former Trustee) made a Form 4 (Statement of Changes of Beneficial Ownership) filing for the Trust on December 14, 2005. To the extent that any Form 3, 3A and 4 filings were not made on a timely basis, certain Form 5 (Annual Statement of Changes of Beneficial Ownership) filings were not filed on a timely basis as well.